                                    FORM 11-K

         [x] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]

For the fiscal year ended December 31, 1995

                                       OR

         [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from _____ to _____

Commission file number 1-9184

              NEWMONT GOLD COMPANY SALARIED RETIREMENT SAVINGS PLAN
                                (Title of Plan)

                              NEWMONT GOLD COMPANY
                          ---------------------------
                             (Issuer of Securities)

                   1700 Lincoln Street, Denver, Colorado 80203
                 ----------------------------------------------
                          (Principal Executive Office)

                              ARTHUR ANDERSEN LLP

                    NEWMONT GOLD COMPANY SALARIED RETIREMENT SAVINGS PLAN

                    FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES
                      AS OF DECEMBER 31, 1995 AND 1994
                    TOGETHER WITH REPORT OF INDEPENDENT
                      PUBLIC ACCOUNTANTS

             NEWMONT GOLD COMPANY SALARIED RETIREMENT SAVINGS PLAN


                        INDEX TO FINANCIAL STATEMENTS AND

                             SUPPLEMENTAL SCHEDULES



                                                                        Page(s)
                                                                        -------

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS                                   1

FINANCIAL STATEMENTS:
    Statement of Net Assets Available for Plan Benefits,
       with Fund Information, as of December 31, 1995                      2

    Statement of Net Assets Available for Plan Benefits,
       with Fund Information, as of December 31, 1994                      3

    Statement of Changes in Net Assets Available for
       Plan Benefits, with Fund Information, for the Year
       Ended December 31, 1995                                            4-5

NOTES TO FINANCIAL STATEMENTS                                            6-11

SCHEDULES SUPPORTING FINANCIAL STATEMENTS:
    Schedule I--Item 27a--Schedule of Assets Held for
       Investment Purposes as of December 31, 1995                        12

    Schedule II--Item 27d--Schedule of Reportable Transactions,
       January 1, 1995 through December 31, 1995                         13-14

                              ARTHUR ANDERSEN LLP

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


To the Participants and Administration Committee of the Newmont Gold Company Salaried Retirement Savings Plan:

We have audited the accompanying statements of net assets available for plan benefits, with fund information, of the NEWMONT GOLD COMPANY SALARIED RETIREMENT SAVINGS PLAN as of December 31, 1995 and 1994 and the related statement of changes in net assets available for plan benefits, with fund information, for the year ended December 31, 1995. These financial statements and the schedules referred to below are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1995 and 1994, and the changes in its net assets available for plan benefits for the year ended December 31, 1995, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The fund information in the statements of net assets available for plan benefits and the statement of changes in net assets available for plan benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for plan benefits of each fund. The supplemental schedules and fund information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

                                             /s/ Arthur Andersen LLP

Denver, Colorado,
 June 25, 1996.

             NEWMONT GOLD COMPANY SALARIED RETIREMENT SAVINGS PLAN


   STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS, WITH FUND INFORMATION

                             AS OF DECEMBER 31, 1995




                                              Non-Participant
                                                 Directed                          Participant Directed
                                              ---------------    ---------------------------------------------------------
                                                                                Neuberger
                                                                   PIMCO            &
                                                                    Low           Berman      Stagecoach         AIM
                                                                  Duration       Guardian       S&P 500      Constellation
                                                   Cash             Fund           Trust      Stock Fund         Fund
                                                 -------         ----------     ----------    ----------     -------------
INVESTMENTS, at fair value:
    Cash and cash equivalents                    $17,076         $    --        $    --       $   --          $   --
    Collective investment funds                    --                 --             --           --              --
    Mutual funds                                   --             5,669,629      7,217,617     3,145,711       6,003,535
    Employer stock fund                            --                 --             --           --              --
    Participant loans                              --                 --             --           --              --
                                                 -------         ----------     ----------    ----------      ----------
              Total investments                   17,076          5,669,629      7,217,617     3,145,711       6,003,535

CONTRIBUTIONS RECEIVABLE:
    Participant rollovers                          --                 --            12,213        15,488           8,450
                                                 -------         ----------     ----------    ----------      ----------
              Total contributions receivable       --                 --            12,213        15,488           8,450
                                                 -------         ----------     ----------    ----------      ----------
NET ASSETS AVAILABLE FOR PLAN BENEFITS           $17,076         $5,669,629     $7,229,830    $3,161,199      $6,011,985
                                                 =======         ==========     ==========    ==========      ==========




                                                                                   Participant Directed
                                              ----------------------------------------------------------------------------------
                                                              Newmont
                                                               Gold          U.S.
                                                              Company     Government
                                               Templeton      Common        Money          LifePath      LifePath      LifePath
                                                Foreign       Stock         Market           2000          2010          2020
                                                 Fund          Fund          Fund            Fund          Fund          Fund
                                              ----------     --------     ----------      ----------    ----------    ----------
INVESTMENTS, at fair value:
    Cash and cash equivalents                 $   --         $  --        $   --          $   --        $   --        $   --
    Collective investment funds                   --            --         2,574,376       1,212,379     2,255,733     1,632,771
    Mutual funds                               1,993,854        --            --              --            --            --
    Employer stock fund                           --          613,264         --              --            --            --
    Participant loans                             --            --            --              --            --            --
                                              ----------     --------     ----------      ----------    ----------    ----------
              Total investments                1,993,854      613,264      2,574,376       1,212,379     2,255,733     1,632,771

CONTRIBUTIONS RECEIVABLE:
    Participant rollovers                            634      185,872         --              --            --            --
                                              ----------     --------     ----------      ----------    ----------    ----------
              Total contributions receivable         634      185,872         --              --            --            --
                                              ----------     --------     ----------      ----------    ----------    ----------
NET ASSETS AVAILABLE FOR PLAN BENEFITS        $1,994,488     $799,136     $2,574,376      $1,212,379    $2,255,733    $1,632,771
                                              ==========     ========     ==========      ==========    ==========    ==========



                                                             Participant Directed
                                              -------------------------------------------------



                                              LifePath    LifePath
                                                2030        2040     Participant
                                                Fund        Fund       Loans           Total
                                              --------    --------   ----------     -----------
INVESTMENTS, at fair value:
    Cash and cash equivalents                 $  --       $  --      $  --          $    17,076
    Collective investment funds                848,280     429,959      --            8,953,498
    Mutual funds                                 --          --         --           24,030,346
    Employer stock fund                          --          --         --              613,264
    Participant loans                            --          --       1,567,959       1,567,959
                                              --------    --------   ----------     -----------
              Total investments                848,280     429,959    1,567,959      35,182,143

CONTRIBUTIONS RECEIVABLE:
    Participant rollovers                       53,042       4,869      --              280,568
                                              --------    --------   ----------     -----------
              Total contributions receivable    53,042       4,869      --              280,568
                                              --------    --------   ----------     -----------
NET ASSETS AVAILABLE FOR PLAN BENEFITS        $901,322    $434,828   $1,567,959     $35,462,711
                                              ========    ========   ==========     ===========


         The accompanying notes to financial statements and supplemental schedules are an integral part of this statement.

             NEWMONT GOLD COMPANY SALARIED RETIREMENT SAVINGS PLAN


              STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS,

                              WITH FUND INFORMATION

                             AS OF DECEMBER 31, 1994




                                                             Fixed
                            Short-Term        Equity         Income       Participant
                               Fund            Fund           Fund           Loans           Total
                           ------------    -------------  --------------   ------------  --------------
INVESTMENT FUNDS,
    at fair value          $  2,417,436    $   9,764,195  $   14,048,348   $  1,230,097  $   27,460,076
                           ------------    -------------  --------------   ------------  --------------
NET ASSETS AVAILABLE
    FOR PLAN BENEFITS      $  2,417,436    $   9,764,195  $   14,048,348   $  1,230,097  $   27,460,076
                           ============    =============  ==============   ============  ==============

         The accompanying notes to financial statements and supplemental schedules are an integral part of this statement.

             NEWMONT GOLD COMPANY SALARIED RETIREMENT SAVINGS PLAN


        STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS,
                              WITH FUND INFORMATION

                      FOR THE YEAR ENDED DECEMBER 31, 1995



                                                 Non-Participant
                                                    Directed                   Participant Directed
                                                 ---------------   --------------------------------------------
                                                                      Short-                         Fixed
                                                                       Term          Equity          Income
                                                      Cash             Fund           Fund            Fund
                                                      ----             ----           ----            ----
ADDITIONS TO NET ASSETS:
    Contributions (Note 1)-
       Employee                                     $     --       $   315,081    $  1,417,562    $  1,130,327
       Employer                                           --           178,516         781,631         672,276
       Rollovers and repayments, net                      --            22,804         257,526         235,548

    Investment income-
       Interest and dividends                         14,479           125,399         208,799         745,429
       Net appreciation/(depreciation) in fair
          value of investments                            --                --       2,205,994         520,778
                                                    --------       -----------    ------------    ------------
              Total additions                         14,479           641,800       4,871,512       3,304,358

DEDUCTIONS FROM NET ASSETS:
    Distributions to participants                         --          (242,098)       (600,682)     (2,394,807)
    Administrative fees                                  (81)               (5)            (21)            (38)
                                                    --------       -----------    ------------    ------------
              Total deductions                           (81)         (242,103)       (600,703)     (2,394,845)

INTERFUND TRANSFERS, net                             (11,831)          636,597        (249,430)       (873,612)

ASSET TRANSFER (Note 1)                                   --        (3,453,730)    (13,776,736)    (14,081,084)

OTHER, net                                            14,509                --          (8,838)         (3,165)
                                                    --------       -----------    ------------    ------------
              Net increase/(decrease)                 17,076        (2,417,436)     (9,764,195)    (14,048,348)

NET ASSETS AVAILABLE FOR PLAN BENEFITS,
    beginning of year                                     --         2,417,436       9,764,195      14,048,348
                                                    --------       -----------    ------------    ------------
NET ASSETS AVAILABLE FOR PLAN BENEFITS,
    end of year                                     $ 17,076       $        --    $         --    $         --
                                                    ========       ===========    ============    ============


                                                                            Participant Directed
                                                 --------------------------------------------------------------------------
                                                                    PIMCO        Neuberger &    Stagecoach         AIM
                                                  Participant   Low Duration       Berman        S&P 500      Constellation
                                                     Loans          Fund       Guardian Trust   Stock Fund         Fund
                                                     -----          ----       --------------   ----------         ----
ADDITIONS TO NET ASSETS:
    Contributions (Note 1)-
       Employee                                  $        --    $    37,647     $   142,807     $   96,167     $  199,230
       Employer                                           --         25,513          89,117         61,792        125,451
       Rollovers and repayments, net                 (78,959)            --          12,213         15,488          8,450

    Investment income-
       Interest and dividends                        119,392             --         103,189         17,960             --
       Net appreciation/(depreciation) in fair
          value of investments                            --        432,411        (129,836)        (9,182)        34,244
                                                 -----------    -----------     -----------     ----------     ----------
              Total additions                         40,433        495,571         217,490        182,225        367,375

DEDUCTIONS FROM NET ASSETS:
    Distributions to participants                    (47,683)            --              --             --             --
    Administrative fees                                   (6)            (6)             (2)            (1)            (2)
                                                 -----------    -----------     -----------     ----------     ----------
              Total deductions                       (47,689)            (6)             (2)            (1)            (2)

INTERFUND TRANSFERS, net                             486,444     (8,907,069)     (6,784,471)     2,978,878      5,644,535

ASSET TRANSFER (Note 1)                           (1,709,285)    14,081,085      13,796,736             --             --

OTHER, net                                                --             48              77             97             77
                                                 -----------    -----------     -----------     ----------     ----------
              Net increase/(decrease)             (1,230,097)     5,669,629       7,229,830      3,161,199      6,011,985

NET ASSETS AVAILABLE FOR PLAN BENEFITS,
    beginning of year                              1,230,097             --              --             --             --
                                                 -----------    -----------     -----------     ----------     ----------
NET ASSETS AVAILABLE FOR PLAN BENEFITS,
    end of year                                  $        --    $ 5,669,629     $ 7,229,830     $3,161,199     $6,011,985
                                                 ===========    ===========     ===========     ==========     ==========


        The accompanying notes to financial statements and supplemental schedules are an integral part of this statement.

             NEWMONT GOLD COMPANY SALARIED RETIREMENT SAVINGS PLAN


        STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS,
                             WITH FUND INFORMATION

                      FOR THE YEAR ENDED DECEMBER 31, 1995



                                                                                     Participant Directed
                                                     ------------------------------------------------------------------------------
                                                                    Newmont Gold         U.S.
                                                      Templeton       Company         Government      LifePath           LifePath
                                                       Foreign      Common Stock     Money Market       2000               2010
                                                        Fund           Fund             Fund            Fund               Fund
                                                     ----------     ------------     ------------    ----------        -----------
ADDITIONS TO NET ASSETS:
    Contributions (Note 1)-
       Employee                                      $   56,389       $ 31,757       $   217,624     $   15,827        $    62,271
       Employer                                          33,964         19,769           148,505          9,139             39,195
       Rollovers and repayments, net                        634        185,872             2,065             --                 --

    Investment income-
       Interest and dividends                                --             --            42,455             --                 --
       Net appreciation/(depreciation) in fair
          value of investments                            6,454            582                --          5,304              9,382
                                                     ----------       --------       -----------     ----------        -----------
              Total additions                            97,441        237,980           410,649         30,270            110,848

DEDUCTIONS FROM NET ASSETS:
    Distributions to participants                            --             --                --             --                 --
    Administrative fees                                      --             --                (3)            (2)                --
                                                     ----------       --------       -----------     ----------        -----------
              Total deductions                               --             --                (3)            (2)                --

INTERFUND TRANSFERS, net                              1,897,042        561,156        (1,290,305)     1,182,111          2,144,491

ASSET TRANSFER (Note 1)                                      --             --         3,453,730             --                 --

OTHER, net                                                    5             --               305             --                394
                                                     ----------       --------       -----------     ----------        -----------
              Net increase/(decrease)                 1,994,488        799,136         2,574,376      1,212,379          2,255,733

NET ASSETS AVAILABLE FOR PLAN BENEFITS,
    beginning of year                                        --             --                --             --                 --
                                                     ----------       --------       -----------     ----------        -----------
NET ASSETS AVAILABLE FOR PLAN BENEFITS,
    end of year                                      $1,994,488       $799,136       $ 2,574,376     $1,212,379        $ 2,255,733
                                                     ==========       ========       ===========     ==========        ===========

                                                                            Participant Directed
                                                         ----------------------------------------------------------

                                                          LifePath        LifePath       LifePath
                                                            2020            2030           2040         Participant
                                                            Fund            Fund           Fund            Loans          Total
                                                         ----------       --------       --------       -----------   -----------
ADDITIONS TO NET ASSETS:
    Contributions (Note 1)-
       Employee                                          $   48,508       $ 32,509       $ 22,215       $       --    $ 3,825,921
       Employer                                              34,026         22,703         14,882               --      2,256,479
       Rollovers and repayments, net                             --         53,042          4,869               --        719,552

    Investment income-
       Interest and dividends                                    --             --             --           33,031      1,410,133
       Net appreciation/(depreciation) in fair
          value of investments                                6,527          3,988          1,601               --      3,088,247
                                                         ----------       --------       --------       ----------    -----------
              Total additions                                89,061        112,242         43,567           33,031     11,300,332

DEDUCTIONS FROM NET ASSETS:
    Distributions to participants                                --             --             --          (15,942)    (3,301,212)
    Administrative fees                                          --             --             --               --           (167)
                                                         ----------       --------       --------       ----------    -----------
              Total deductions                                   --             --             --          (15,942)    (3,301,379)

INTERFUND TRANSFERS, net                                  1,543,537        789,080        391,261         (138,414)            --

ASSET TRANSFER (Note 1)                                          --             --             --        1,689,284             --

OTHER, net                                                      173             --             --               --          3,682
                                                         ----------       --------       --------       ----------    -----------
              Net increase/(decrease)                     1,632,771        901,322        434,828        1,567,959      8,002,635

NET ASSETS AVAILABLE FOR PLAN BENEFITS,
    beginning of year                                            --             --             --               --     27,460,076
                                                         ----------       --------       --------       ----------    -----------
NET ASSETS AVAILABLE FOR PLAN BENEFITS,
    end of year                                          $1,632,771       $901,322       $434,828       $1,567,959    $35,462,711
                                                         ==========       ========       ========       ==========    ===========

         The accompanying notes to financial statements and supplemental schedules are an integral part of this statement.

             NEWMONT GOLD COMPANY SALARIED RETIREMENT SAVINGS PLAN


                          NOTES TO FINANCIAL STATEMENTS

                           DECEMBER 31, 1995 AND 1994


(1)    DESCRIPTION OF PLAN

Effective October 1, 1995, the Plan name was changed from the Employee Savings Plan of Newmont Gold Company to the Newmont Gold Company Salaried Retirement Savings Plan (the "Plan").

The following description of the Plan provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

       General

The Plan was established on July 1, 1973 by Newmont Mining Corporation. The Plan sponsorship transferred in 1994 to Newmont Gold Company (the "Company"). The Plan is a defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). Benefits under the Plan are not subject to guarantee by the Pension Benefit Guaranty Corporation.

       Trust

Prior to October 1, 1995, the individual assets of the Plan were held under a trust agreement maintained by Wachovia Bank of North Carolina, N.A.

Effective October 1, 1995, trustee, record keeping, and investment management services were changed from Wachovia Bank of North Carolina, N.A. to the 401(k) MasterWorks Division of Wells Fargo Institutional Trust Company, N.A. and various new investment managers. Plan assets are held under a Trust Agreement (the "Trust") maintained by Wells Fargo Bank, N.A. (the "Trustee").

Barclays Bank PLC and certain of its affiliates acquired substantially all of Wells Fargo Institutional Trust Company, N.A. ("WFITC") as of December 31, 1995. As a result, the name WFITC was changed to BZW Barclays Global Investors, N.A. ("BGI"), effective January 1, 1996. Additionally, as a result of its acquisition of WFITC, BGI acquired the 401(k) MasterWorks Division of Wells Fargo and succeeded the business of the MasterWorks Division, effective January 1, 1996.

An Investment Committee of not less than three nor more than five members is appointed by the Company's Board of Directors. The Investment Committee evaluates the performance of the Trustee, may retain independent advisors and consultants, and selects the investment options offered under the Plan.

       Eligibility and Contributions

Effective October 1, 1995, salaried employees are eligible to participate in the Plan on the first day of the first month following their date of employment. Prior to that date, employees were eligible to participate in the Plan after six months of service. Participants may elect to contribute to the Plan up to 15% of their base annual compensation to a maximum of $9,240 on a pre-tax basis for the 1995 and 1994 plan years. Participant's contributions are matched by the Company, not to exceed 6% of their base compensation. Total matching contributions are limited to $9,000 annually per participant. Total annual additions under the Plan and all other plans sponsored by the Company are limited to the lesser of 25% of eligible compensation or $30,000. Annual additions are defined as the participant's contributions and Company's matching contributions.

       Vesting

Participants' contributions are fully vested. Participants vest 20% in Company matching contributions for each year of participation in the Plan to a maximum of 100% after four and one-half years of participation. Additionally, participants may become fully vested in the matching Company contributions under certain other circumstances, including Plan termination.

At December 31, 1995, forfeited nonvested accounts totaled $17,076. These accounts will be used to reduce future Company contributions. During 1995, Company contributions were reduced by $91,063 from forfeited nonvested accounts.

The Plan provides that the Trustee may accept from a participant a contribution representing distributions from another plan which meets the requirements of
Section 401(a) of the Internal Revenue Code (the "Code"). Such "rollover contributions" shall be fully vested and shall not be subject to, or affect in any way, the maximum annual contribution limitation.

       Participant Accounts

Prior to October 1, 1995, each participant's account was credited with the participant's contribution, the Company's matching contribution and an allocation of Plan earnings, based on participant account balances on a monthly basis. Effective October 1, 1995, the allocation of Plan earnings occurs on a daily basis.

Amounts payable to participants who have requested withdrawals from their account balances aggregated $0 and $174,537 at December 31, 1995 and 1994, respectively. Such amounts are included in Net Assets Available for Plan Benefits in the accompanying financial statements at year end. The distributions to participants were made after year end.

       Payment of Benefits

Upon retirement, death, disability, or termination of service, a participant may elect to receive a lump-sum distribution equal to his or her vested account balance.

       Investments

Prior to October 1, 1995, participants could elect to invest their contributions and their portion of the Company's matching contributions in up to three individual funds. The short-term investment fund consisted of reserve funds held in the Dreyfus Liquid Assets Fund. The equity investment fund consisted of investments in a portfolio of corporate stocks, or securities convertible into stock, managed by American Mutual Fund, Inc. The fixed income investment fund consisted of a portfolio of investments in U.S. Short-Term Government Bonds held in Fidelity Management and Research Company's Short-Intermediate Government Portfolio.

Effective October 1, 1995, existing account balances were transferred to Wells Fargo Bank, N.A. and invested in the following three new funds during the transition period:

         - U.S. Government Money Market Fund - Invests primarily in securities of the U.S. Government or its agencies with maturities of less than one year.

         - PIMCO Low Duration Fund - Holds cash and shares of the PIMCO Low Duration Mutual Fund which invests in a diversified portfolio of fixed-income securities with an average duration between one and three years.

         - Neuberger & Berman Guardian Trust - A growth and income fund which invests in stocks of established high-quality companies considered to be undervalued in comparison to stocks of similar companies.

All contributions made during the conversion period were directed into the U.S. Government Money Market Fund.

Beginning December 26, 1995, participants were offered new investment elections which included the three conversion period funds and the following additional funds:

         - Stagecoach S&P 500 Stock Fund - Invests in the companies included in the Standard & Poor's 500 Index.

         - AIM Constellation Fund - Aggressively seeks capital appreciation by investing principally in common stocks, with emphasis on medium-sized and smaller emerging-growth companies.

         - Templeton Foreign Fund - Seeks long-term capital growth through a flexible policy of investing in stocks and debt obligations of companies and governments outside the United States.

         - Newmont Gold Company Common Stock Fund - Invests solely in the common stock of Newmont Gold Company.

         - LifePath Collective Trust (five fund elections) - The LifePath Funds invest in a changing mix of U.S. and international stocks, bonds, and money market securities according to the targeted retirement year of the investor.

The cost basis of the Plan's investments was $35,047,884 and $28,834,122 at December 31, 1995 and 1994, respectively. The fair market value of individual investments that represent 5% or more of the Plan's total investments as of December 31, 1995 and 1994 are as follows:


                                                                               1995           1994
                                                                           ------------   ------------
         Wells Fargo - LifePath 2010 Fund                                  $    2,255,733 $         -
         Well Fargo - U.S. Government
              Money Market Fund                                                 2,574,376           -
         AIM Constellation Fund                                                 6,003,535           -
         Neuberger & Berman Guardian Trust Fund                                 7,217,617           -
         Templeton Foreign Fund                                                 1,993,854           -
         Wells Fargo - Stagecoach S&P 500 Stock Fund                            3,145,711           -
         PIMCO Low Duration Fund                                                5,669,629           -
         Dreyfus Liquid Assets Fund                                                    -      2,417,436
         American Mutual Fund                                                          -      9,764,195
         Fidelity U.S. Short-Intermediate
             Government Portfolio                                                      -     14,048,348


At December 31, 1995, the Plan held no derivative instruments directly. However, the Plan held such instruments indirectly through their investments in the collective investment funds and mutual funds, which under their trust agreements, may invest in such instruments. These consist mainly of futures contracts and options. Credit risk exists with respect to these instruments. The credit related gains and losses during the year ended December 31, 1995 were immaterial.

       Loans

Loans are permitted by the Plan on 50% of the participant's vested balance. The minimum loan amount is $1,000 and the maximum is the lesser of 50% of the vested balance or $50,000. The repayment period may be up to five years, or up to ten years if the loan is for the purchase of a principal residence. The interest rate is determined by the plan administrator based on prime plus 1% and is fixed over the life of the note.

(2)    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

       Basis of Accounting

The accompanying financial statements are prepared on the accrual basis of accounting. The preparation of the financial statements in conformity with generally accepted accounting principles requires the Plan's management to use estimates and assumptions that affect the accompanying financial statements and disclosures. Actual results could differ from these estimates.

       Valuation of Investments

The Plan's investment funds are stated at fair value based on quoted market prices, which were readily determinable at December 31, 1995 and 1994. Cash equivalents and participant loans are stated at cost which approximates fair market value.

       Net Appreciation (Depreciation) in Fair Value of Investments

Net realized and unrealized appreciation (depreciation) is recorded in the accompanying statement of changes in net assets available for plan benefits as net appreciation (depreciation) in fair value of investments.

       Payment of Benefits

Benefits are recorded when paid.

       Administrative Fees

The Company pays all administrative expenses of the Plan, except for loan processing fees.

(3)    PLAN TERMINATION

Although it is the expectation of the Company to continue the Plan indefinitely, in the event of termination of the Plan, with respect to a group or class of participants, or partial discontinuance of contributions, the balance credited to the Company's matching contributions accounts of all participants subject to such partial termination or partial discontinuance of contributions, will become fully vested and nonforfeitable.

(4)    TAX STATUS

The Trust established under the Plan is qualified under the Internal Revenue Code as exempt from Federal income taxes and a favorable determination letter has been received from the IRS dated December 27, 1995. The Plan administrator and the Plan's legal counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, they believe that the Plan is qualified and the related Trust is tax exempt as of the financial statement date.

(5)    RELATED PARTY TRANSACTIONS

Certain plan investments are units of collective investment funds managed by WFITC, an affiliate of the Trustee. Also, certain plan investments are shares of Newmont Gold Company, the sponsor of the Plan.

                                                                     SCHEDULE I

             NEWMONT GOLD COMPANY SALARIED RETIREMENT SAVINGS PLAN


            ITEM 27a--SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

                             AS OF DECEMBER 31, 1995


         Name of Issuer                                             Market          Cost
        or Party Involved           Description of Assets           Value           Basis
- ---------------------------------   --------------------------   ------------   ------------
Cash                                Cash and Cash Equivalents
                                       Fund                      $     17,076   $     17,076
PIMCO Low Duration Fund             Mutual Fund                     5,669,629      5,486,972
Neuberger & Berman Guardian Trust   Mutual Fund                     7,217,617      7,324,926
*Wells Fargo - Stagecoach S&P 500
    Stock Fund                      Mutual Fund                     3,145,711      3,154,893
AIM Constellation Fund              Mutual Fund                     6,003,535      5,969,262
Templeton Foreign Fund              Mutual Fund                     1,993,854      1,987,400
*Newmont Gold Company
    Common Stock Fund               Employer Stock Fund               613,264        612,681
*Wells Fargo - U.S. Government
    Money Market Fund               Collective Investment Fund      2,574,376      2,574,376
*Wells Fargo - LifePath 2000 Fund   Collective Investment Fund      1,212,379      1,207,076
*Wells Fargo - LifePath 2010 Fund   Collective Investment Fund      2,255,733      2,246,369
*Wells Fargo - LifePath 2020 Fund   Collective Investment Fund      1,632,771      1,626,244
*Wells Fargo - LifePath 2030 Fund   Collective Investment Fund        848,280        844,292
*Wells Fargo - LifePath 2040 Fund   Collective Investment Fund        429,959        428,358

Participant Loans (a)               Interest rates ranging
                                       from 7.0% to 11.0%           1,567,959      1,567,959

* Represents a party-in-interest.

(a) Participant loans under the Plan bear interest at prime plus one percent.

                 The accompanying notes to financial statements
                     are an integral part of this schedule.

                                                                    SCHEDULE II
                                                                    Page 1 of 2

             NEWMONT GOLD COMPANY SALARIED RETIREMENT SAVINGS PLAN


                ITEM 27d--SCHEDULE OF REPORTABLE TRANSACTIONS (a)

                    JANUARY 1, 1995 THROUGH DECEMBER 31, 1995


(a) Individual or series of transactions which, when aggregated, involve an amount in excess of 5% of plan assets as of the beginning of the plan year. Purchases and sales are made at current value on the date of the transactions.


                                                        Number of
                                                      Transactions
                                                 ----------------------    Purchase       Selling                         Gain
Name of Issuer or Party Involved/Description     Purchases        Sales     Price          Price          Cost           (Loss)
- ----------------------------------------------   ---------        -----  ------------   ------------   ------------   ------------
American Mutual Fund, Inc. - Equity Fund            42              -    $  4,130,420   $         -    $  4,130,420   $         -
American Mutual Fund, Inc. - Equity Fund            -               23             -      15,858,228     14,066,800      1,791,428

*Wachovia Bank Short-Term Investment Fund          112              -       5,787,728             -       5,787,728             -
*Wachovia Bank Short-Term Investment Fund           -               96             -       6,219,064      6,219,064             -

Dreyfus Liquid Assets, Inc. - Cash Equivalent       84              -       1,975,054             -       1,975,054             -
Dreyfus Liquid Assets, Inc. - Cash Equivalent       -               22             -       4,340,203      4,340,203             -

Fidelity Management and Research Company -
    Government Bond Portfolio                       38              -       3,268,953             -       3,268,953             -
Fidelity Management and Research Company -
    Government Bond Portfolio                       -               29             -      17,220,817     17,659,518       (438,701)

AIM Constellation - Mutual Fund                      3              -       5,974,771             -       5,974,771             -
AIM Constellation - Mutual Fund                      -               1             -           5,480          5,510            (30)

*Represents a party-in-interest.

   The accompanying notes to financial statements are an integral part of this schedule.

                                                                    SCHEDULE 11
                                                                    Page 2 of 2

              NEWMONT GOLD COMPANY SALARIED RETIREMENT SAVINGS PLAN


                ITEM 27d--SCHEDULE OF REPORTABLE TRANSACTIONS (a)

                    JANUARY 1, 1995 THROUGH DECEMBER 31, 1995


(a) Individual or series of transactions which, when aggregated, involve an amount in excess of 5% of plan assets as of the beginning of the plan year. Purchases and sales are made at current value on the date of the transactions.


                                                             Number of
                                                           Transactions
                                                         ----------------   Purchase       Selling                       Gain
      Name of Issuer or Party Involved/Description       Purchases  Sales     Price         Price         Cost          (Loss)
- -------------------------------------------------------- ---------  -----  ------------  ------------  ------------  ------------
*Wells Fargo - LifePath 2010 - Collective Investment Fund     2        -    $ 2,257,389   $         -   $  2,257,389  $         -
*Wells Fargo - LifePath 2010 - Collective Investment Fund     -        1              -         11,038        11,019            19

*Wells Fargo - LifePath 2020 - Collective Investment Fund     2        -       1,626,244            -      1,626,244            -

Neuberger & Berman Guardian Trust - Mutual Fund              3        -      13,893,246            -     13,893,246            -
Neuberger & Berman Guardian Trust - Mutual Fund              -        3              -      6,545,793     6,568,320       (22,527)

Templeton Foreign - Mutual Fund                              3        -       1,987,400            -      1,987,400            -

*Wells Fargo - U.S. Government Money Market -
    Collective Investment Fund                               5        -       3,571,261            -      3,571,261            -
*Wells Fargo - U.S. Government Money Market -
    Collective Investment Fund                               -        2              -        996,886       996,886            -

*Wells Fargo - Stagecoach--S&P 500 Stock - Mutual Fund       2        -       3,154,893            -      3,154,893            -

PIMCO Low Duration - Mutual Fund                             2        -      14,084,526            -     14,084,526            -
PIMCO Low Duration - Mutual Fund                             -        2              -      8,847,308     8,597,553       249,755

*Represents a party-in-interest.

                      The accompanying notes to financial
               statements are an integral part of this schedule.

                                   SIGNATURES

         The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


               NEWMONT GOLD COMPANY SALARIED RETIREMENT SAVINGS PLAN

                                      By: /s/ Dawn M. Putaturo
                                         -----------------------------
                                         Administration Committee Member

Dated:  August 26, 1996               By: /s/ Timothy J. Schmitt
                                         -----------------------
                                         Vice President, Secretary and
                                           Assistant General Counsel

                                  EXHIBIT INDEX

          Exhibit No.                          Exhibit
          -----------                          -------
              23                               Consent of Arthur Andersen LLP